

Mail Stop 3720

May 22, 2008

Enzo Taddei
Chief Financial Officer
Logica Holdings, Inc.
82 Avenue Road
Toronto, Ontario, Canada M5R 2H2

>   **Re: Logica Holdings, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 13, 2008**
>   **File No. 333-149143**

Dear Mr. Taddei:

We have limited our review of the above filing to the matters set forth in the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Please provide your stock price as of the most recent practicable date.

Prospectus Summary, page 1

The Offering, page 3

2.   Please indicate the percentage that the shares registered for resale represent of your outstanding shares held by non-affiliates. We note that you provide this information in your response to comment eight in our letter dated March 12, 2008.

Business, page 11

Corporate History, page 14

3.   We note your response to comment 17 in our letter dated March 12, 2008. Please include such tabular disclosure of aggregate conversion discounts in this section of your prospectus along with your discussion of the October 2007 financing. Also, please include the additional 300,000 shares issued in May 2008 to the investors at $0.10 per share.

Security Ownership of Certain Beneficial Owners and Management, page 19

4.   Since T Squared Investments and T Squared Partners have the same principals, please explain why the shares owned by those entities should not be aggregated pursuant to Regulation S-K Item 403 (and the principles of Rule 13d-3 under the Exchange Act).

5.   Please tell us whether you have included the 487,500 shares issued to the investors in settlement agreements in the beneficial ownership table. If not, please include these shares or explain to us why you have excluded them.

6.   Please indicate by footnote or otherwise the significance of 4.9% beneficial ownership limitation on the investors' holdings. For example, explain whether this applies to all shares held by the investors (or just shares issuable pursuant to preferred shares and warrants) and whether it is applied in the aggregate to the holdings of both T Squared entities.

Selling Stockholders, page 20

7.   We note your description of the registration rights agreement on pages 20 and 21. Please clarify whether you are obligated to file an additional registration statement since you are not registering the maximum number of shares of common stock underlying the preferred shares and warrants issued to the investors. Although this appears to be the case, it is unclear since you issued additional shares to the investors in settlement of any future action for liquidated damages under the registration rights agreement or related to the October 2007 financing.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Harrington, Attorney-Adviser, at 202-551-3576, or Kathleen Krebs, Special Counsel, at 202-551-3350, with any questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Joel D. Mayersohn, Esq.
Arnstein & Lehr, LLP
Via facsimile: (954) 713-7714